Exhibit 99.1

Scorpio Tankers Inc. Launches Public Offering of Its Common Stock

MONACO -- (Marketwire) -- 11/15/10 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today an underwritten public offering of 4,575,000 shares of its common stock. The proceeds of the offering are expected to be used, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with the Company's acquisition strategy.

Morgan Stanley & Co. Incorporated is acting as the sole bookrunning manager and Fearnley Fonds ASA, Dahlman Rose & Company, LLC, Lazard Capital Markets LLC, Knight Capital Markets LLC and DVB Capital Markets LLC are acting as co-managers in the offering. The Company expects to grant the underwriters a 30-day option to purchase up to an additional 686,250 common shares to cover over-allotments.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus. A preliminary prospectus related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the preliminary prospectus relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, New York, NY 10014, Attention: Prospectus Department or by calling 1 866 718-1649 or by e-mail at Prospectus@morganstanley.com.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.1 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616